UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value
(Title of Class of Securities)

G989A3109
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2019 through December 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON CHANG Tingting
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
	7	SOLE VOTING POWER 2,656,388(1)
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 2,656,388(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,656,388(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	(a) As previously reported on Schedule 13D filed on June 12, 2017, the Reporting Person owned 8,000,000 shares of China Bio-Technology Holdings Limited, Delaware corporation (“China Bio”). Those shares were exchanged for 8,000,000 shares of the Issuer in 2018 pursuant to a redomicile merger of China Bio with and into the Issuer, its wholly-owned subsidiary.

(b) On August 31, 2019, the Issuer closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“ZYI”), the parent of China Bio-Technology Holdings Limited, a Seychelles corporation (“China Bio-Seychelles”). Pursuant to the Share Exchange, ZYI exchanged all of the shares that it held in China.

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Bio-Seychelles for 161,500,000 ordinary shares of the Issuer. As ZYI was owned of record by Mr. Yau Sing Tang in trust for the benefit of the Reporting Person (20%) and 4 other persons, 32,300,000 shares were deemed to be beneficially owned by the Reporting Person, resulting in an aggregate beneficial ownership of 40,300,000 shares.

(c) On May 4, 2020, Mr. Tang resigned as sole director of ZYI and the Reporting Person was appointed as one of two directors of ZYI with shared voting and dispositive power over the shares of the Issuer owned by it. As a result, the Reporting Person had shared voting and dispositive power over an aggregate of 161,500,000 shares of the Issuer and sole voting and dispositive power over 8,000,000 owned of record by her.

(d) On May 27, 2020, the Reporting Person sold the 8,000,000 shares owned directly by her, after which her ownership consisted of only the 161,500,000 shares beneficially owned by her, over which she had shared voting and dispositive power.

(e) On May 27, 2020, ZYI sold an aggregate 9,911,920 ordinary shares in a private transaction, thereby reducing the beneficial ownership of the Reporting Person to 151,588,080 shares, over which she had shared voting and dispositive power.

(f) On July 24, 2020, the Issuer effected a 1:10 reverse stock split of its outstanding ordinary shares, which reduced the number of shares over which the Reporting Person had shared voting and dispositive power to 15,158,808 ordinary shares.

(g) On July 24, 2020, ZYI sold an aggregate of 976,867 ordinary shares, resulting in a reduction of the number of shares over which the Reporting Person had shared voting and dispositive power to 14,181,941 ordinary shares.

(h) On December 30, 2021, ZYI transferred its entire equity interest in the Issuer consisting of 14,181,941 ordinary shares, 2,656,388 of which were transferred to the Reporting Person, resulting in the Reporting Person’s ownership of the Issuer consisting solely of those 2,656,388 directly-owned shares over which she has sole voting and dispositive power.

(2)	This calculation is based on 17,699,618 ordinary shares issued and outstanding as of the date of filing this Schedule 13D.

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Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D originally filed on June 12, 2017 (the “Original Schedule 13D”). Except as amended and restated herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of Zhong Yuan Bio-Technology Holdings Limited, a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 2.  Identity and Background

(a)	Name: This Schedule 13D is being filed by Tingting Chang, the Chief Executive Officer and a Director of the Issuer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Present Principal Occupation: The Reporting Person is the Chief Executive Officer and a Director of the Issuer.

(d)	Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

There were no personal funds used by the Reporting Person in the acquisition of any of the ordinary shares of the Issuer other than in the purchase of 8,000,000 shares of China Biotech Holdings Limited, which merged with and into the Issuer, as reported in the Schedule 13D filed by the Reporting Person on June 12, 2017. The 2,656,388 shares currently owned by the Reporting Person were transferred to her for no consideration by ZYI when ZYI divested itself of its entire interest in the Issuer.

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Item 4.  Purpose of Transaction

The Reporting Person has held, and continues to hold, all shares of the Issuer owned of record by her for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a)       The responses to Items 11 and 13 of the cover page to this Amendment 1 to Schedule 13D are incorporated herein.

(b)       The responses to Items 7 through 10 of the cover page to this Amendment 1 to Schedule 13D are incorporated herein.

(c)       The Reporting Person has not entered into any transactions in the shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)        As of the date of filing this Schedule 13D, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

(e)        Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024	/s/ Tingting Chang
Tingting Chang